Filed by United Community Financial Corp. pursuant to

Rule 425 under the Securities Act of 1933.

Subject Company: United Community Financial Corp.

Commission File No.: 000-24399

United Community Financial Corporation

Third Quarter 2016 Earnings Conference Call

October 19, 2016 at 10:00 a.m. Eastern

CORPORATE PARTICIPANTS Gary Small, President and CEO Matthew Garrity, Executive Vice President Timothy Esson, Chief Financial Officer

PRESENTATION

Operator

Good morning and welcome to United Community Financial Corp’s Third Quarter 2016 Earnings Conference Call. At this time, all lines are in listen-only mode. A question-and-answer session will allow this presentation — will follow this presentation — pardon me, and, at this time, I will provide instructions to you on asking questions. Please note that this event is being recorded.

At this time, I would like to turn the call over to Mr. Tim Esson, Chief Financial Officer of UCFC and Home Savings. Please go ahead.

Tim Esson

Good morning and thank you for participating in today’s conference call. Before we begin, I’d like to take the time to refer you to the company’s forward-looking statements and risk factors which are on the screen in front of you or can be found on our investor relations website at ir.ucfconline.com. This statement provides the standard cautionary language required by the Securities and Exchange Commission for forward-looking statements that may be included in today’s call. Also, a copy of the third quarter earnings release can be obtained at ir.ucfconline.com.

I would now like to introduce to you Gary Small, President and CEO of both UCFC and Home Savings.

Gary Small

Thank you, Tim, and good morning to all, and thank you for joining us today. In keeping with our current events theme that we introduced on last quarter’s call, it’s only proper to acknowledge that the Indians held it together and are now doing all they can to get Northeast Ohio baseball fans to the World Series. We certainly wish them well, and Go Tribe!

Here at Home Savings, we backed up a very good second quarter with a very strong third quarter. Highlights include net income of just a tick under $5.2 million, EPS in at 11 percent, linked-quarter loan growth across both the business lines and geographies and, in total, up over 5 percent on a linked-quarter basis, a steady net interest margin at 3.25 percent. Fee income was up almost 4 percent on a linked-quarter basis, and we continue to see a steady climb in our residential mortgage and investment income. Residential mortgage activity continues to outpace the market and the industry as a whole. Our efficiency ratio dropped to 59.4 percent, for us, a low mark to date and one that we expect to sustain, and our pre-tax, pre-provision earnings were up 6.4 percent on a linked-quarter basis, a very strong improvement.

We’re pleased with the manner in which we’re achieving our success. The businesses are delivering very strong operating leverage. Year-to-date revenue will be up north of 11 percent over last year, and expenses will be up about 3 percent, driven primarily by the addition of our insurance agency acquisition earlier in the year and very much consistent with our expectations. We continue to improve our operation as we grow our client base. By year end, we will have completed the replacement and upgrade of our mortgage loan origination system. We will have completed the installation of the new business banking loan system, which enables our branches to engage directly in business banking lending under $500,000. We will have made good strides on a similar system replacement for our consumer lending operation. We will have upgraded our card program, redesigned our investment program — the list goes on and on. In short, we’ll be a much better operation than ever headed into 2017.

United Community Financial Corporation

October 19, 2016, at 10:00 a.m. Eastern

On September 8th, we announced the merger of Home Savings and Premier Bank & Trust. Since then, each organization has been engaged in the initial planning stages for the integration that will bring our organizations together in the first quarter of ’17. Thanks to the leadership of Rick Hull and Denise Penz in bringing their teams to the table, all is going very well. We’re on plan, timelines are set, resources are secured, and relationships are being forged. Response to the announcement has been very positive for both the customers and the community. We all look forward to the expansion of products and services available for our clients, the new markets in which we get to do business in, and the talented teams joining forces.

With that, I’ll now turn the call over to Matt Garrity to provide some more color on our lending and asset quality story.

Matt Garrity

Thanks, Gary. Our commercial business had an excellent quarter, both in terms of portfolio growth and loan production. Balance growth was very strong during the quarter, coming in at 12.98 percent, and on a year-to-date basis, commercial balances are up 33.65 percent. In terms of loan production, year-to-date originations are running approximately 43 percent ahead of same period last year. Levels of unfunded commitments continued to show growth during the quarter.

With the continued growth in our commercial business, we have also grown commercial deposit balances. Commercial deposits are up 7 percent for the quarter and over 19 percent on a year-to-date basis. We also continue to grow the team with experienced commercial bankers with regional bank backgrounds, with our 18th banker coming into the Cleveland market during October. Pipeline levels remain solid, and overall we are very pleased with our year-to-date performance through the first nine months. We expect fourth quarter balance growth to be more modest in comparison to the third quarter. Some of this is due to timing of loans closing in the third quarter that otherwise might have been fourth quarter events. Overall, we remain on plan with respect to our full year balance expectations.

In our residential lending business, we experienced another strong quarter in loan originations. Mortgage loan production increased over 30 percent in the third quarter of 2016 compared to the prior year, and on a year-to-date basis, loan production is up over 18 percent compared to prior year. We continue to show significant growth in our Pittsburgh and Columbus markets, with Pittsburgh originations up over 48 percent through the first nine months of 2016 compared to the prior year, and our Columbus market up over 72 percent for the same period. Our new Morgantown market continues to grow consistent with our expectations. Pipeline levels remain good, and as of September 30th, we’re running approximately 34 percent of this time last year. While originations have shown solid growth, we continue to execute our strategy to grow balances at a more measured pace as mortgage loan balances have increased 5.3 percent on a year-to-date basis.

In consumer lending, our core retained portfolio grew over 6 percent for the quarter, and our auto portfolio growing over 44 percent during this period. We continue to execute here on our strategy to develop this portfolio with high quality, in-market loans sourced locally.

Asset quality continued to progress in the third quarter, as delinquency, non-performing loans, and non-performing asset levels all improved during the quarter. Charge-off activity for the quarter was 8 basis points. Our outlook for asset quality remains stable.

United Community Financial Corporation

October 19, 2016, at 10:00 a.m. Eastern

I would now like to turn the call over to Tim Esson, who will discuss our financial performance in greater detail.

Tim Esson

Thanks, Matt. What I’d like to do now is touch on a number of financial highlights from the third quarter. As Matt pointed out by sector, we have experienced another quarter with really good, solid loan growth. Total loans, including loans held for sale, increased $219 million, or almost 17 percent, to $1.5 billion at the end of the current quarter compared to the same quarter last year. This increase would amount to 18 percent on an annualized basis.

When looking at deposits and comparing them to Q3 of ’15, we have seen an increase of almost $63 million, or 4 percent, to $1.5 billion at the end of the current quarter. Growth on an annualized basis would amount to 3 1⁄2 percent during the first nine months of 2016. We continue to see improvement in growing public funds, which grew almost $40 million, or 49 percent, to $115 million at the end of Q3 compared to $77.4 million at the same time last year. Non-interest bearing deposits grew $44 million, or 21 percent, during the same time period.

Furthermore, consistent with plan, the company has seen an increase in the average balance of business deposits of $23 million, or 20 percent, also during the first nine months of ’16. Most significantly, as the deposit mix changes, the company has realized the benefit of lowering its overall cost of deposits to 38 basis points for the three first — for the three months ended September of ’16.

Let’s move on to net interest income. As I’ve indicated, we have seen a drop in our overall cost of deposits since last year at this time, to 38 basis points, or a 9 basis points decline since this time last year and a solid increase in the level of average net loan balances. Our ability to lower our cost of funds will be dependent on how quickly we can attract commercial deposits. Net interest income was up $15.9 million, or 11 percent, on an FTE basis from what was recorded in the third quarter of ’15. For the nine months, net interest income was $46 million, up 10 percent compared to the same time last year. Our current net interest margin of 3 1⁄4 did increase from the 318 reported in the third quarter of ’15. As we have discussed previously, this increase was due to realizing the benefit from the prepayment of high-cost debt in the fourth quarter last year and the benefit obtained from lowering our cost of deposits. We also saw an increase in the margin in the first nine months of the year to 323 when compared to — when compared to 319 for the same period last year.

Provision for loan losses was $1.3 million in this quarter compared to $395,000 on a linked-quarter basis. I’m pleased to say net charge-offs in the second quarter totaled only 8 basis points. With that said, the majority of the provision expense in Q3 was the result of loan growth. Non-interest income was $6 million in the third quarter of ’16 compared to $4.9 million in the third quarter of ’15. Favorably impacting the change was the benefit of insurance agency income of $451,000 coupled with a 14 1⁄2 percent increase in mortgage banking income. We also recognized security gains of $233,000 in the quarter as we continue to realign the investment portfolio to include higher yielding municipal securities.

Non-interest expense totaled $13 million in the third quarter of ’16, an increase of $693,000 from the third quarter of ’15. Included in this increase were expenses of $432,000 related to the operation of the insurance agency we acquired early in ’16. After considering this acquisition, non-interest expense was essentially flat in comparison to the same period last year. Overall, our efforts to control the expense base continue to be successful. These efforts, furthermore, continue to translate into the lowering of our efficiency ratio to 59.4 percent at the end of the

United Community Financial Corporation

October 19, 2016, at 10:00 a.m. Eastern

third quarter of ’16 compared to 63.5 [percent] at the same time last year. With continued growth in revenues in ’16 and continued expense management, we believe there is still more room for improvement in the efficiency ratio during ’16.

That said, I’d like to turn the call back over to Gary Small.

Gary Small

Thank you, Tim. As is our practice, before we move to the Q&A session, I’ll comment on our vision for the remainder of this year. We are adjusting our guidance upwards for the full year earnings. We anticipate in excess of 15 percent EPS growth for 2016 as we see a very good finish for the year from an earnings perspective in Q4. Expect loan growth of 12 percent, with commercial growth in excess of 35 percent; earning asset growth will still be north of 8 percent; revenue growth in excess of 10 percent. As Tim mentioned, adjusted for the impact of the James & Sons Insurance acquisition, expenses will remain essentially flat with prior year — no change in story there.

Net charge-offs’ expectations for the year, we’re still holding steady at 27 basis points. We anticipate approximately 10 basis points of what we would consider normalized net charge-offs for the entire year when you exclude the isolated legacy credit charge that we took in the first quarter. While a great deal of effort will have been expended by the time we get to the end of the year, we only anticipate a modest amount of incremental acquisition-related expense to be — to have been incurred before 12/31, not affecting our earnings in a material way.

With that, Operator, I would like to open it up for questions.

Operator

Thank you. At this time, we will now begin the question-and-answer session. To ask a question, you may press star, then 1 on your telephone keypad. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star, then 2. At this time, we will pause momentarily to assemble our roster.

Our first question comes from Scott Siefers from Sandler O’Neill & Partners. Please go ahead.

Scott Siefers

Good morning, guys.

Gary Small

Good morning, Scott.

Scott Siefers

Gary, I was hoping you could talk a little bit about sort of the longer-term loan growth trajectory. You guys have been doing very good double-digit growth for — for a while now. I guess maybe — actually, maybe two questions. One, so near term into 4Q, it sounds like maybe some timing discrepancies hit the 3Q such that the end of the period looked a lot stronger even than the average, but it sounds like those two will align more closely in the 4Q here. One, did I interpret that correctly? And then, two, the longer-term question was just about how much runway you have to sustain double-digit loan growth out into the future and whether you think some of the portfolios are beginning to get large enough that maybe ease up a little on growth or whether you still feel very comfortable with the quality of what you guys have been generating.

United Community Financial Corporation

October 19, 2016, at 10:00 a.m. Eastern

Gary Small

Thanks, Scott. The first part of the question about the 2016 loan growth in general, I think your interpretation is exactly right. It was a little hot in that we had some fourth quarter activities as far as what we had planned show up in the third quarter on the commercial side. So we’ll see something a little more modest in the fourth quarter versus the third. But for the full year projections, I think from my understanding of what expectations are in the market and what we’ve telegraphed, we’re still right on plan, and if anything’s going to happen, it will probably be a little bit better than the full year plan. But certainly Q4 will not be — is not expected to be a mere reflection of the third quarter on growth, — but full year, good.

As far as the long-term prognosis, I guess it’s an embarrassment of riches, but we started with the bar a couple three years ago that was lower than most. So I would not be dissuaded by the percentage increases that we throw out. The business is still there. Will we continue to sustain 35 percent-plus on the commercial side, as we look out on our three-year plan, that drops back into the 20s, because we start to have some churn on our existing originations and so forth, but, again, we’re talking about a portfolio that at the end of the year we would expect to close probably just north of $500 million with unfunded commitments and funded at $650 [million]. When we put our three-year plans together, those numbers start to look like a billion, so we still feel like plenty of runway there.

The new item is really on the consumer side. We would like to grow our locally sourced — which Matt very appropriately pointed out — indirect auto book to be something closer to $100 million over a three-year period, and we’re probably running in the $30 million range as we end this year. So that’s going to be, along with our normal home equity growth which moves at a slightly different pace, that’s going to be a big plus as well, and we’ll continue to keep residence-from-mortgage outstandings pretty much capped in our effort to get the balance sheet further and further along the community bank/commercial bank mix versus the old S&L mix. So we really do still see — I would expect we’ll be talking about 12 to 15 percent aggregate loan growth for the foreseeable future.

Scott Siefers

Perfect. All right. Thank you. And then one unrelated question. So you’ve got your First Bank deal in progress right now. Just curious about your thoughts on additional M&A. Would you like to sort of get this one completely under your belt, or just given, I guess, its relative size and the fact that you’ll still have plenty of capital, would you be comfortable looking, now, for example, for any additional transactions?

Gary Small

Scott, we are probably in the second or third inning on this particular transaction, very happy with the way that the Premier situation is coming along, no surprises, and we’ll be where we need to be by the end of the first quarter relative to integration and so forth. I am currently engaged in conversation, as I have been for the last 24 months, with additional opportunities. We still have capital to deploy, and as a part of our strategic vision going forward, the notion that we would look at another $500 million-plus in assets to bring onboard via acquisition is certainly within our range and capability, and we’re going to be opportunistic and continue to look at deals. So there’s nothing going on now that would impair us from engaging in a second transaction.

Scott Siefers

Okay. Perfect. All right. Thank you, guys, very much.

United Community Financial Corporation

October 19, 2016, at 10:00 a.m. Eastern

Gary Small

And I would mention, Scott, that in that this is our first deal that we’ve done in a while, we did bring in some additional talent to the table relative to integration management and project management and so forth, because, as always, there’s — folks have their day jobs, and we want to do a very sharp and crisp implementation, so we brought some resources to the table to make sure that we are staying right on point relative to Premier and very happy with the results so far.

Scott Siefers

Perfect. All right. Makes sense. Thank you very much.

Gary Small

Thank you, Scott.

Operator

Once again, if you have a question, please press star, then 1. Our next question comes from Michael Perito from KBW. Please go ahead.

Michael Perito

Good morning, guys.

Gary Small

Hey, Mike, how’s it going?

Michael Perito

Good. Thanks. Maybe a question on the — on the expenses. So I heard the commentary about how [unintelligible] insurance, you guys don’t expect much movement, but maybe, I mean, it does sound like as we get into year-end here, you guys are upgrading quite a few systems, and then you also, as you mentioned, are only in the second or third inning of the acquisition of Premier. As you guys kind of look to integrate the systems together, are there any — do you expect to see anything come up in terms of maybe upgrades you have to do on your own platform ahead of conversion, and do you expect any maybe expense build in early next year as the closing integration gets closer?

Gary Small

That’s a good question, Mike, and I’m going to let three of us answer that, and I’m going to go first, and then I’m going to hand off. Relative to the Premier integration, as we see it at this point, we feel very comfortable with the cost estimates of — as far as the conversion costs and the one-time only cost. In fact, we were pretty conservative when we put those numbers together, so we don’t expect any surprises, and I would suspect that the numbers will only continue to improve versus our first round of assumptions. Nothing new has come up with or unanticipated relative to additional costs that might be required to do the conversions or to get in the post-conversion stage, if you will. So we’re all good there.

I want Matt to comment a little bit about some of the cost elements of his business, particularly mortgage, but I will share this with the group. Each year we look at costs very hard, and obviously we had about a $7 million-plus cost initiative back in ’14 and early ’15. We never stop having cost initiatives. They’re just not as announced and robust as that, but a very typical approach for us is to say — in fact, we just did it for ’17 — what’s the million dollars that we spend that we get the lowest return on, return on effort, return from an income perspective? Let’s get rid of that and help that fund the leverage that we need to grow the balance sheet and

United Community Financial Corporation

October 19, 2016, at 10:00 a.m. Eastern

do all the other things that we want to do. And that has certainly borne out to be beneficial as we look to ’17. It’s that sort of mentality that allows us to feel very comfortable relative to keeping our operating leverage high and our expense base low. But, Matt, if you could share what you could on the mortgage side.

Matt Garrity

Yes, Gary, I would say, Mike, with regards to our mortgage system and our new loan origination system coming on, we’ll see significant savings on a hard-dollar basis both in terms of some labor savings, vendor savings, significant savings that will more than pay for the incremental increase in the system versus the current system that we use, and that’s without taking into effect [sic] the greater efficiency that we’ll be able to grab. So as we grow originations, Mike, in the business, we don’t have to staff up on the operations side nearly as much as we would under our current system. So we haven’t factored that into any of our — we certainly have a notion on savings and what that will bring us into’17 and even more so into ’18, but what we haven’t really baked in is just how much greater operating leverage we grab in the business as originations grow.

Michael Perito

Okay. That makes sense. Thank you. Then maybe just a follow-up on the capital question. Do you guys have how much shares you bought in the quarter and what’s remaining on the authorization?

Gary Small

Mike, we can get that for you. We were really pretty quiet for the quarter. I think by the end of the second quarter, we had exhausted our 3 [ph] percent aspirations, if you will, so there may be a little clean-up, just so that we can match numbers by 12/31 for any compensation-related shares, but trading is the $7.25 range, you know, the shine’s a little off the apple relative to the buyback as far as being such a slam dunk. We’re still open to buying back opportunistically, but it’s not been a driver for the quarter, and I think on outstandings — I’ve got Chief Counsel here — Jude, are we at a million and a half shares?

Jude

That’s what we had approval for, I believe.

Gary Small

On top of what we —

Jude

Yeah.

Gary Small

We had a little left over, so we feel like we’ve got a couple of year’s worth of buyback authority as we see an opportunity and so forth, and relative to our whole capital management strategy, we will continually look at buybacks and the relative returns on our other opportunities for capital-like acquisitions and so forth and manage our capital as effectively as we can.

Michael Perito

Yeah, so you have a little over a million-and-a-half shares remaining, it sounds like, and I guess — so I — as we — and I’m sure you guys might maybe provide more updated color on next year with the fourth quarter earnings as usual, but as we look to forecasting next year, the TCE

United Community Financial Corporation

October 19, 2016, at 10:00 a.m. Eastern

is going to be about 10 1⁄2 once you close Premier, which certainly is much leaner versus the 12-plus you guys were at, but still probably 150 to 200 above where most of your peers are. It does — obviously the currency’s a bit higher today, and it sounds like the M&A pipeline’s a bit more stronger than it was maybe 12 months ago, but, I mean, is there still going to be some level — maybe not 3 percent, but do you expect to do some level of buyback in ’17, or at this point, is it going to be more on an opportunistic basis to the point where it’s probably safe to not include it in the forecast?

Gary Small

Mike, I’ll give a more robust answer on that in January, where we come out with sort of the ’17 guidance, but I think directionally, if, in the past couple of years, we’ve said, “Guys, you can count on us for 12 percent organic earnings growth and 3 percent buyback, and that’s how we’ll get to our 15 percent,” we’ll be softening that tone toward the 3 percent buyback. Whether we do it or not is always on the table, but we will get to our 15 percent year-over-year EPS growth in other manners.

Michael Perito

Okay. And maybe a question on — on deposits. I noticed in the quarter, you guys look like you added about $25 million of brokered deposits. Now, we talked about this a bit on the Premier call, but just curious, as we go forward, I know you guys have said that you were comfortable with the liquidity you have and the growth outlook, but I guess how do you guys stack rank, you know, in terms of as the growth comes in, and obviously the number one option would be core funded, but in terms of borrowings and brokered deposits or raising money in normal CDs, I guess, how do you guys approach funding beyond the core non-interest or interest-bearing deposits once the growth kind of comes in higher than what the deposit growth is?

Gary Small

It’s one that we have a three-year horizon on, and as we were putting our three-year plan together last year, we determined that we did have the liquidity and the assets to things beyond core growth to comfortably get us through ’18 without having to trim our sales relative to growth aspirations, and that’s still the story through ’18, but you saw we did make a first step in a funding source that we hadn’t used to this point in time. We still see public funds and commercial deposits as the two biggest dollar drivers of our deposit growth. We’ll make headway on the consumer side, but that comes at 2 and 3 percent a year, whereas the dollars associated with the other two are much higher. But as we get toward the end of ’18, Mike, it does bring us to that — when we’re looking at acquisitions, and we say we like growth markets and all that that brings with it, such as Premier, but we’re also equally interested in that bank debt, 60 percent loan to deposit or 60 percent deposits to total assets, with a reasonable or even low cost of funds, because we’ve got a use for those funds. And so that becomes more and more attractive to us versus where it was two years ago. So a long answer to your question. We don’t have to trim our sales through ’18, and between now and that point, we will have either taken action on an M&A, or we will have trimmed back our securities portfolio more than the normal attrition of the securities portfolio, and we certainly are in the money on that whole portfolio today, or we might soften our position on a residential mortgage portfolio if we thought that there was merit to that. Each of those has a different return parameter. I probably said them in the right order relative to how we might view pulling the trigger on that. So we feel like we’ve got — we’ve still got cards in our hands, and we’re going to keep growing.

Michael Perito

So, I mean, is it fair to say over the next two years, to the extent selling securities and public core funding, there’s a gap between what you’re growing in loans and on the liability side, that the brokered deposits could be an instrument that you guys use to kind of fill that gap over the next couple of years?

United Community Financial Corporation

October 19, 2016, at 10:00 a.m. Eastern

Gary Small

Yes. We had not gone in any way to the external market for deposits in any material way until this quarter, and we did see that as a piece of our liquidity equation. And, Mike, we’re probably paying 5 to 8 BPS — Tim, does that sound about right?

Tim Esson

Uh-huh.

Gary Small

More than our normal funding at the Federal Home Loan Bank and maybe 10 BPS over our core funding rate on top of that, so it’s not coming at any huge price. Public funds, we still are getting those at probably 10 BPS less than our core funding rate, and obviously they are chunky, but we want to build a portfolio so that the range of the up-and-down balances is a $250 million sort of portfolio in public funds. Today we’re running about $150 [million]. Eighteen months ago, we were running less than $25 [million]. So the business is there, and we’ll be looking to do something with that with the Premier transaction as well, because now we’ll move into the Akron-Canton market, and, as an operator there, and someone who’s desirous of public funds, especially with the other turmoil that’s going on in that market right now, we see availability for additional business there.

Michael Perito

All right. Great. That makes sense. Thanks for all that color on the deposit side. Just one last quick one for me, for Tim maybe, just the tax rate looked a little low in the quarter. I mean, it did look like on the average balance sheet that the — some of the non-taxable securities grew a little bit. Is that pretty much the only driver, or is this a relatively good number to use going forward, or do you expect some rebound higher in the tax rate as we look into the fourth quarter and early 2017?

Tim Esson

No. About 31.7 is a good number to use — in that range. Yeah, we continue to add munis, and there’s about $64 million worth of munis in the portfolio now, which is certainly benefiting us, but that’s one of the major drivers in it.

Gary Small

Mike, I would say in January, as one of our guidance items, we’ll come out with an effective tax rate, because — that will be refreshed at least for the ’17 period, because we will be taking a stronger position in munis. We’ve got some tax credit investments which, you know, they’re — they will accumulate, but they all affect the rate, so we’ll trim that up and give you something in January.

Michael Perito

All right. Perfect. Thanks for taking my questions, guys, appreciate it.

Gary Small

Thank you, Mike,

United Community Financial Corporation

October 19, 2016, at 10:00 a.m. Eastern

Operator

Once again, if you have a question, please press star, then 1. Our next question comes from Scott Beury from Boenning & Scattergood. Please go ahead.

Scott Beury

Hi, good morning, guys.

Gary Small

Good morning, Scott.

Scott Beury

Just a quick question. Most of what I had noted was already discussed, but on the expense side, I did notice from looking at the linked quarter that the “Other” line item was up — it looked like around $375,000, and I was just curious. Is that related to some of the additions from the insurance agency, or was that something else?

Gary Small

I’ll let Tim noodle on what might be another — the agency expenses should be going to the categories that would be appropriate, so — of which salaries are 75 percent of that, so —

Scott Beury

Sure.

Gary Small

— that should be reflected up in that line item. There are REO and other sorts of expenses that make “Other” kind of lumpy. Nothing is jumping off of my notes relative to the “Other” category that was unique. Tim, did you have anything?

Tim Esson

No. You know, there are some — some of the insurance dollars that go through there that can impact that in “Other,” but it’s not one item.

Gary Small

Are we talking about insurance as in FDIC insurance?

Tim Esson

No, no, no. I’m talking about the agency.

Gary Small

Okay, but that’s de minimis. That wouldn’t be 300 grand?

Tim Esson

No, no, no. It’s not in one place, Gary.

Gary Small

Scott, we’ll take a look at it and see if there is any story in there in support of a number that large, but I think it’s just a lumpy category. There was a couple of items — line items that will roll into “Other” from time to time in a quarter.

Scott Beury

Sure. Sure, no, I certainly understand, and it’s not huge or anything, just wanted to make sure that there wasn’t anything specific driving that. I guess otherwise, you saw some pressure in the interchange fees. I was just curious if you had any thoughts there on kind of what you’re expecting in terms of trends for that line item?

United Community Financial Corporation

October 19, 2016, at 10:00 a.m. Eastern

Gary Small

That’s a seasonal line item with debit card usage, going with the flow of the season. We expect Q4 to be really strong on interchange. We all have our macro limitations that are run out of either Washington or off of MasterCard or Visa, but, generally speaking, we see this as a 7 to 8 percent kind of increase a year, kind of like the old debit card fees used to be, that we’re still seeing usage improvement there, and that line should grow a little bit faster than the other deposit-related lines on a go-forward basis.

Scott Beury

Okay. And thanks for taking my questions, and I’ll hop out. Thank you.

Gary Small

Thank you.

Operator

Once again, if you have a question, please press star, then 1. This concludes our question-and-answer session. I would like to turn the conference over to Mr. Gary Small for any closing remarks.

CONCLUSION

Gary Small

Well, again, thank you for joining us this morning. I will reiterate, I think the quality of our earnings this quarter was just that much better than it was in the second quarter and that we had a more normalized provision expense and so forth reflected this quarter. Our linked number is strong, and, as I mentioned, we really see the fourth quarter as being a continuation of the story and perhaps noticeably stronger. So, with that in mind, I look forward to a good year end story and talking with you all again in January. Thanks very much.

Operator

Ladies and gentlemen, the conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.

United Community Financial Corporation

October 19, 2016, at 10:00 a.m. Eastern